UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
MULTI-FINELINE ELECTRONIX, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
62541B-10-1
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☐     Rule 13d-1(c)
☑     Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62541B-10-1	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS WBL Corporation Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,817,052*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	8	SHARED DISPOSITIVE POWER

14,817,052*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,817,052*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

60.1%**

12	TYPE OF REPORTING PERSON (see instructions)

HC

*	See Item 4 of Schedule.

**	Based on 24,673,700 shares of common stock reported outstanding as of November 30, 2007 in the issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2007.

CUSIP No. 62541B-10-1	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Wearnes Technology (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,817,052*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	8	SHARED DISPOSITIVE POWER

11,817,052*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,817,052*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

47.9%**

12	TYPE OF REPORTING PERSON (see instructions)

CO

*	See Item 4 of Schedule.

**	Based on 24,673,700 shares of common stock reported outstanding as of November 30, 2007 in the issuer’s Form 10-K filed with the SEC on December 13, 2007.

CUSIP No. 62541B-10-1	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS United Wearnes Technology PTE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	8	SHARED DISPOSITIVE POWER

3,000,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2%**

12	TYPE OF REPORTING PERSON (see instructions)

CO

*	See Item 4 of Schedule.

**	Based on 24,673,700 shares of common stock reported outstanding as of November 30, 2007 in the issuer’s Form 10-K filed with the SEC on December 13, 2007.

Item 1.
	(a)	Name of Issuer:

Multi-Fineline Electronix, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

3140 East Coronado
Anaheim, California 92806

Item 2.
	(a)	Name of Person Filing:

WBL Corporation Limited
Wearnes Technology (Private) Limited
United Wearnes Technology PTE LTD

	(b)	Address of Principal Business Office or, if none, Residence:

801 Lorong 7 Toa Payoh
#07-00 Wearnes Building
Singapore 319319

	(c)	Citizenship:

See Row 4 of each cover page.

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

	(e)	CUSIP Number:

62541B-10-1

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

The Reporting Persons are deemed to beneficially own 14,817,052 shares of Common Stock of the Issuer (United Wearnes Technology PTE LTD (“UWT”) holds 3,000,000 shares directly, and Wearnes Technology (Private) Limited (“WT”) holds 11,872,052 shares directly). For purposes of calculating the percentages set forth in this Item 4, the number of shares of Common Stock outstanding is 24,673,700 (the number of shares of common stock reported outstanding as of

November 30, 2007 in the issuer’s Form 10-K filed with the SEC on December 13, 2007). Currently the Reporting Persons beneficially own 14,817,052 shares of common stock of the Issuer, which constitutes approximately 61%.

(b)	Percent of class:

See Row 11 of each cover page.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote

See Row 5 of each cover page.

	(ii)	Shared power to vote or direct the vote

See Row 6 of each cover page.

	(iii)	Sole power to dispose of or direct the disposition of

See Row 7 of each cover page.

	(iv)	Shared power to dispose of or direct the disposition of

See Row 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following .. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated as of January 31, 2008

WBL CORPORATION LIMITED
By:	/s/ Tan Choon Seng
	Name:	Tan Choon Seng
	Title:	Chief Executive Officer

WEARNES TECHNOLOGY (PRIVATE) LIMITED
By:	/s/ Lim Huat Seng
	Name:	Lim Huat Seng
	Title:	Director

UNITED WEARNES TECHNOLOGY PTE LTD
By:	/s/ Wong Hein Jee
	Name:	Wong Hein Jee
	Title:	Director